

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

Via E-mail
Ehud Mokady
Chief Executive Officer and President
Cyber-Ark Software Ltd.
94 Em-Ha'moshavot Road
Park Azorim, P.O. Box 3143
Petach Tikva 49130, Israel

> **Re:** **Cyber-Ark Software Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted May 16, 2014**
> **CIK No. 0001598110**

Dear Mr. Mokady:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 8, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013

Revenues, page 50

1. We note your response to prior comment 4. Please clarify whether you track or have the ability to track the number of users or servers for each period presented. In addition, revise your disclosures to clarify that there is little fluctuation in price when a customer renews a maintenance and service agreement.

Consolidated Financial Statements

Note 7. Shareholders' Equity

e. Options Granted to Employees, page F-23

2.   We note from your disclosures on page 64 that you made 75,100 share option grants
during March 2014. Please explain why these share option grants do not appear to be
included as part of your option activity during the three months ended March 31, 2014.
In addition, your subsequent events footnote should discuss any grants issued after March
31, 2014.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding
comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff
Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other
questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant
Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Colin J. Diamond, Esq.
        White & Case LLP